TRAXCO INC AND HORSEPOWER® REACH AGREEMENT
-Company Gains Entry into the Strong Caribbean Market
through Treasure Bay Subsidiary-

ST. CROIX, V.I.: JULY 28, 2005-SUNGOLD INTERNATIONAL HOLDINGS CORP. (“Sungold”) (OTCBB: SGIHF, Frankfurt: WKN 608164, Berlin)- Larry Simpson, President and CEO of Sungold’s wholly owned subsidiary Horsepower Broadcasting Network (HBN) International Ltd., is pleased to announce that TRAXCO, Inc. a subsidiary of the Treasure Bay V.I. Corp, has signed a Letter of Intent in order to be considered as an Authorized Racetrack Affiliate and for a five year exclusive license agreement for the pari-mutuel product Horsepower® World Pool at their U.S. Virgin Island facilities on the island of St. Croix.

In January 2005, TRAXCO completed an agreement with the St. Croix Racing Commission to open a simulcast facility at the Divi Carina Bay Casino, a resort operated by Treasure Bay V.I. Corp, and to operate the existing Thoroughbred racetrack in St. Croix, the Randall “Doc” James Racetrack in Christiansted. Included in the agreement was the construction of a year-round simulcast center at the track itself, which opened for business in May. TRAXCO has several other satellite off-track betting locations planned for launch on St. Croix in the near future.

TRAXCO General Manager Dennis Brow stated that his company welcomes the Horsepower® opportunity as the unique pari-mutuel wager is a further way to develop the racing industry on St. Croix. “The islanders are avid racing fans,” he said, “and our company is very passionate about the racing industry in general and we are constantly looking for ways to enhance our facilities. Horsepower® is a perfect bridge product for our players, and the fact that it is available on a 24-7 basis is very appealing. TRAXCO is set on taking a first class approach to grow the racing industry on St. Croix!”

Speaking on behalf of the Horsepower® product, Larry Simpson said that his company is very excited to have the opportunity to work with TRAXCO and the island of St. Croix. “This is very exciting news for our company and is another step in making Horsepower® World Pool a global presence on the racing scene. Additionally, with the Company’s new infrastructure in place, we expect to gain significant forward momentum on all fronts.”

Treasure Bay Corp. manages two other Caribbean island casinos including locations on Aruba and Bonaire with St. Lucia scheduled to open in the fall of 2006.

Horsepower® virtual races are designed to be shown in real time exclusively on the screens at approved and licensed racetrack affiliates and their off-track betting centers under license with HBN. The proprietary “Quick 6® World Pool” and Horsepower® Pick 1 bets give TRAXCO’s facilities two exciting new wagering opportunities and the ability to sell ad space to sponsors on the screens between virtual races.

Horsepower® is a progressive, pari-mutuel racing system that has been custom developed for racing and extensively tested to exceed international standards. HBN is mandated to market pari-mutuel wagering, on virtual racing of all breeds, to market the Horsepower® corporate brand worldwide and to help increase attendance, wagering and purses at all member tracks. The Horsepower® Quick 6® World Pool and the Horsepower® Pick 1 random win bets are sold simultaneously at multiple racetracks in strips of ten races to bettors using the tracks’ existing tote machines. The Horsepower® Quick 6® World Pool bet is a live, progressive, pari-mutuel wager with random odds tested to be approximately 2.2 million to one for the lucky fan picking the first six of fourteen virtual horses in exact order of finish in any Horsepower® virtual race. The Horsepower® system operates in real time, 24 x 7, on a secure and fully scaleable Sun Microsystems and Cisco environment. Sungold® is a fully reporting public corporation trading as SGIHF-OTCBB. Horsepower® wagering at the TRAXCO facilities on the U.S. Virgin Islands is subject to pari-mutuel approval and a successful HBN technical racetrack evaluation that is approved by both TRAXCO and HBN.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The statements in this press release that relate to the Company's expectations with regard to future impact on the Company's results from new products in development are forward looking statements, within the meaning of the Private Securities Litigation Reform Act of 1995. Such information may contain statements that involve risk and uncertainties and are subject to change, at any time, the Company's results may differ materially from expected results. Information on the factors which could affect the Company's operations or financial results are included in the Company's reports on file with Canadian securities regulatory authorities and the United States Securities and Exchange Commission.

For information please contact Investor Relations:

Cynthia DeMonte
Cynthia DeMonte Associates Ltd.
575 Madison Avenue - Suite 1006
New York, NY 10022
212-605-0525
cdemonte@aol.com